UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF
1934

 For the month of May 2022.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B
6NH London, United
Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports First Quarter 2022 Financial Results

GMV and total revenue YoY growth accelerates to 33.3% and 33.7%, respectively

Gross profit increases 46.1% YoY, representing a margin improvement of 563 bps

NEW YORK--(BUSINESS WIRE)--May 12, 2022--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the first quarter of 2022 ended March 31, 2022. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We had a strong first quarter, thanks to the resilience and focus of our teams on delivering our strategic objectives. We also improved gross margin, demonstrating our commitment to efficiency especially under tougher macro conditions.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are witnessing an increasing momentum in VTEX attractiveness for enterprise brands worldwide. We are committed to continue maximizing growth, while being disciplined in how we deploy capital. We are now a stronger company than ever and we are confident in the long term opportunity for VTEX.”

First Quarter 2022 Operational and Financial Highlights

  GMV reached US$2.7 billion in the first quarter of 2022, representing a YoY increase of 33.3% in USD and 27.9% on an FX neutral basis.
  Total revenue increased to US$34.7 million in the first quarter of 2022, from US$25.9 million in the first quarter of 2021, representing a YoY increase of 33.7% in USD and 29.7% on an FX neutral basis.
  Subscription revenue represented 94.0% of total revenues and increased to US$32.6 million in the first quarter of 2022, from US$24.7 million in the first quarter of 2021, a YoY increase of 32.1% in USD and 27.7% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$22.7 million in the first quarter of 2022, compared to US$16.1 million in the first quarter of 2021, representing a year-over-year increase of 41.2% in USD and 33.5% on an FX neutral basis.
    Non-GAAP subscription gross margin was 69.6% in the first quarter of 2022, compared to 65.1% in the same quarter of 2021. Non-GAAP subscription gross profit margin YoY 466bps improvement reflects operational hosting cost efficiencies.
  Non-GAAP loss from operations was US$13.7 million during the first quarter of 2022, compared to Non-GAAP loss from operations of US$8.5 million in the first quarter of 2021, primarily due to incremental personnel-related investments in sales and marketing, and research and development, as we have been investing to capture market share and benefit from the further penetration of ecommerce.
  Non-GAAP negative free cash flow was US$16.1 million during the first quarter of 2022, compared to US$21.3 million in the fourth quarter of 2021 and US$8.0 million in the first quarter of 2021.
  Our total headcount increased to 1,765 as of March 31, 2022, representing an increase of 42.6% YoY and 2.2% QoQ.

First Quarter 2022 Commercial Highlights:

  New customers that initiated their operations with us, among others: Angeloni in Brazil, Arcor in Argentina, Boston Medical Group in Mexico, Briggs & Stratton in the US, Colgate in Brazil, Easy in Chile, EcoWater in Canada, and Moulinex in Argentina.
  Existing customers expanding their operations with us by opening new online stores, among others: AB InBev added Mexico, additionally to other 8 countries in Latin America; H&M added Colombia, now totaling 4 countries in Latin America; Oster in Argentina, on top of other 6 countries in Latin America; Under Armour in Uruguay, on top of other 4 countries in Latin America; Walmart in Central America, expanding their operations from 5 to 7 countries with us in the region; Whirlpool added France, India, Poland and Singapore, currently operating with us across 15 countries around the globe; and Xiaomi in Peru, on top of other 4 countries in Latin America.

First Quarter 2022 Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter and customer use-cases highlighted during VTEX Day were:

  Zero friction onboarding and collaboration:
    Whirlpool achieved a positive impact on business indicators such as an increase in NPS by 15% by making use of VTEX's omnichannel capabilities, such as pick-up in store and ship from store.
    Continued making progress on our new front-end framework called FastStore. A highlight this quarter was Avon in Brazil, adopting the new storefront allowed them to improve conversion rate by almost 40%. With FastStore, our customers also experienced an uplift on its google page speed test performance by more than 3 times, both in mobile and desktop.
    Our partnership with Paypal aims to strengthen our internationalization strategy and bring VTEX customers closer to excellent technological solutions for local and cross-border trade in the 38 markets where we operate. In line with our payments strategy, this partnership will contribute to the further monetization of our ecosystem.
    Subsequent to the first quarter 2022, we’ve launched our partnerships with EBANX which also focuses on cross-border payments collaboration in Latin America, aiming to broaden cross-border payments for Brazilian e-commerce companies in Latin America. Through this union, Brazilian companies will be able to enjoy more than 100 payment methods in 15 countries across Latin America.

  Single control panel for every order:
    Cobasi simplified processes by adopting several VTEX’s solutions highlighting the relevancy of having one source of truth for centralizing the multiple channels they commercialize their products and being able to deliver in 2 hours 60% of their orders.
    Decathlon bet on the implementation of our endless aisle and fulfillment module in all its stores, resulting in endless aisle orders placed in-store representing 5% of total brick-and-mortar sales.
    Samsung shared its live shopping adoption journey, highlighting their event in Mexico where they launched the new Galaxy S22 5G. In the event they sold more than US$1 million in GMV, engaging almost 12 thousand viewers, in only 54 minutes.
    Along with Samsung, companies like Nestlé, Cencosud, Coca-Cola, Grupo Éxito, Fravega, among many others, have already adopted the solution. Live Shopping had more than 130 events in the first quarter of 2022, gaining momentum MoM. We started the year with 24 events in January 2022 and ended the quarter with 61 events in March 2022. Subsequent to the first quarter 2022, in April, we had our first Live Shopping event in the US with Motorola, expanding our offering to 14 countries with 150 active accounts.
    Subsequent to the first quarter 2022, we partnered with TikTok for business in order to offer an app that is available in the VTEX app store for all customers that integrate directly to TikTok, improving our customer’s asset sharing process with the social media giant. We are happy to share that we have already early adopters that are anxious to test the app such as Carrefour, L’Oreal, Reserva, among many others.

  Commerce on auto-pilot and co-pilot:
    Michael Kors shared its experience with the adoption of our new VTEX Shipping Network feature, which resulted in improvements in delivery times, SLA’s and cost efficiencies, with around 10% shipping cost savings along with traceability of their deliveries.
    Credit card attack protection is a new layer of security for our customers. When a high rate of credit card transaction denials is detected in a short period of time, the payment module will now automatically trigger an action to protect stores from fraudulent transactions.
  The development platform of choice for digital commerce:
    Continued attracting developers to our low-code platform, gaining momentum in the community and scaling our capabilities. Monthly active developers accessing the VTEX development portal increased to more than 24 thousand in the first quarter of 2022 from more than 20 thousand in the fourth quarter of 2021.

Business Outlook

Enterprise brands, retailers and consumers have changed the way they interact since 2020. Ecommerce gained significant traction worldwide and it continues to transform the way commerce is conceptualized.

Nowadays, we are not talking only about physical channels and desktop online channels; but mobile channels, interactive, social and conversational commerce, among others. The incremental complexity of building a proper omnichannel strategy enables VTEX to position itself as the backbone of commerce, integrating all these apparently separate pieces together in one powerful ecosystem.

In view of the aforementioned trends and VTEX’s performance during the first quarter of 2022, and the current macroeconomic uncertainty for global ecommerce, we are currently targeting revenue in the US$37.5 million to US$38.5 million range for the second quarter of 2022, implying a YoY growth of 23% in USD and 20% on an FX neutral basis in the middle of the range.

For the full year 2022, we expect FX neutral YoY revenue growth of 24% to 27%, implying a range of US$160 million to US$164 million, based on the first quarter average FX rates.

In this environment, and looking forward to the full year 2022, we continue to expect delivering significant operating margin expansion.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
GMV	2,714.6	2,036.1
GMV growth YoY FXN (1)	27.9%	142.3%
Revenue	34.7	25.9
Revenue growth YoY FXN (1)	29.7%	77.0%
Non-GAAP Subscription gross profit (2)(4)	22.7	16.1
Non-GAAP Subscription gross profit margin (3)(4)	69.6%	65.1%
Non-GAAP income (loss) from operations (4)	(13.7)	(8.5)
Total number of employees	1,765	1,238
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2020, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2021, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 630556 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
Subscription revenue	32.6	24.7
Subscription cost	(10.0)	(8.7)
Subscription gross profit	22.6	15.9
Share-based compensation	0.1	0.1
Non-GAAP subscription gross profit	22.7	16.1
Non-GAAP subscription gross margin	69.6%	65.1%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
Sales & Marketing expense	(17.9)	(11.0)
Share-based compensation expense	0.7	0.7
Amortization of intangible related to acquisitions	0.3	0.2
Non-GAAP Sales & Marketing expense	(16.9)	(10.1)

Research & Development	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
Research & Development expense	(13.9)	(8.4)
Share-based compensation expense	0.6	1.1
Amortization of intangible related to acquisitions	0.2	0.1
Non-GAAP Research & Development expense	(13.1)	(7.2)

General & Administrative	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
General & Administrative expense	(6.9)	(7.2)
Share-based compensation expense	1.0	1.2
Amortization of intangible related to acquisitions	0.0	-
Non-GAAP General & Administrative expense	(5.9)	(6.1)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
Income (loss) from operations	(16.7)	(12.0)
Share-based compensation expense	2.5	3.2
Amortization of intangibles related to acquisitions	0.5	0.4
Non-GAAP income (loss) from operations	(13.7)	(8.5)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2022	2021
Net cash used in operating activities	(16.0)	(7.4)
Acquisitions of property and equipment	(0.1)	(0.6)
Non-GAAP free cash flow	(16.1)	(8.0)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended March 31, 2022:

	Three months ended March 31,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2022	2021	Percentage change	2022	2021	Percentage change
Subscription revenue	32.6	24.7	32.1%	31.5	24.7	27.7%
Services revenue	2.1	1.3	64.8%	2.1	1.3	69.2%
Total revenue	34.7	25.9	33.7%	33.6	25.9	29.7%
Subscription cost	(10.0)	(8.7)	14.7%	(10.2)	(8.7)	17.1%
Services cost	(2.6)	(2.1)	23.6%	(2.7)	(2.1)	27.7%
Total cost	(12.6)	(10.8)	16.4%	(12.9)	(10.8)	19.1%
Gross profit	22.1	15.1	46.1%	20.7	15.1	37.3%
Operating expenses	(38.7)	(27.1)	42.8%	(38.3)	(27.1)	41.1%
Income (loss) from operation	(16.7)	(12.0)	38.6%	(17.5)	(12.0)	45.8%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality. As of December 31, 2021, we were trusted by more than 2,400 customers with over 3,200 active online stores across 38 countries to connect with their consumers in a meaningful way.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX
Condensed consolidated interim statement of profit or loss
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2022	March 31, 2021

Subscription revenue	32,580	24,658
Services revenue	2,087	1,266
Total revenue	34,667	25,924
Subscription cost	(9,996)	(8,715)
Services cost	(2,607)	(2,108)
Total cost	(12,603)	(10,823)
Gross profit	22,064	15,101
Operating expenses
General and administrative	(6,921)	(7,223)
Sales and marketing	(17,900)	(11,035)
Research and development	(13,925)	(8,423)
Other income (losses)	8	(449)
Loss from operation	(16,674)	(12,029)
Financial income	4,292	531
Financial expense	(9,013)	(1,886)
Financial result, net	(4,721)	(1,355)
Equity results	219	96
Loss before income tax	(21,176)	(13,288)
Current	(427)	(207)
Deferred	2,512	1,034
Total income tax	2,085	827
Net Loss for the period	(19,091)	(12,461)
Attributable to controlling shareholders	(19,090)	(12,458)
Non-controlling interest	(1)	(3)

Loss per share
Basic loss per share	(0.100)	(0.072)
Diluted loss per share	(0.100)	(0.072)

VTEX
Condensed consolidated interim balance sheet
(Unaudited)
In thousands of U.S. dollars

	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	99,624	121,006
Restricted cash	810	1,183
Marketable securities and short-term investments	176,061	177,191
Trade receivables	35,386	34,682
Recoverable taxes	7,696	6,881
Deferred commissions	375	263
Prepaid expenses	9,527	7,911
Other current assets	581	399
Total current assets	330,060	349,516
Non-current assets
Trade receivables	6,038	6,143
Deferred tax assets	17,469	12,572
Prepaid expenses	464	343
Recoverable taxes	588	556
Deferred Commission	1,645	1,246
Other non-current assets	448	435
Right-of-use assets	6,372	5,183
Property and equipment, net	5,191	4,711
Intangible assets, net	34,394	33,644
Investment in joint venture	321	621
Total non-current assets	72,930	65,454
Total assets	402,990	414,970

LIABILITIES	March 31, 2022	December 31, 2021
Current liabilities
Accounts payable and accrued expenses	27,937	29,537
Loans and financing	2,786	2,087
Taxes payables	4,304	5,035
Lease liabilities	1,485	1,105
Deferred revenue	20,447	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	3,087	4,260
Other current liabilities	204	133
Total current liabilities	60,250	58,888
Non-current liabilities
Accounts payable and accrued expenses	1,112	1,977
Loans and financing	497	1,192
Taxes payable	160	160
Lease liabilities	5,859	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	17,646	16,204
Deferred tax liabilities	2,357	2,045
Other non-current liabilities	290	266
Total non-current liabilities	27,921	28,893
EQUITY
Issued capital	19	19
Capital reserve	393,587	390,466
Other reserves	4,248	652
Accumulated losses	(83,045)	(63,955)
Equity attributable to VTEX’s shareholders	314,809	327,182
Non-controlling interests	10	7
Total shareholders’ equity	314,819	327,189
Total liabilities and equity	402,990	414,970

VTEX
Condensed consolidated interim statements of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2022	March 31, 2021

Loss of the period	(19,916)	(12,461)
Adjustments on loss of the period
Depreciation and amortization	1,094	794
Deferred income tax	(2,512)	(1,034)
Loss on disposal of rights of use, property, equipment, and intangible assets	(46)	28
Allowance for doubtful accounts	122	429
Share-based compensation	3,099	1,560
Provision for payroll taxes (share-based compensation)	(1,232)	-
Adjustment of hyperinflation	717	402
Profit on investments in joint venture	(219)	(96)
Fair value losses	3,840	274
Other costs and foreign exchange, net	(1,940)	1,049
Working capital adjustments
Trade receivables	(759)	(1,087)
Recoverable taxes	(847)	46
Prepaid expenses	(1,737)	278
Other assets	(306)	148
Accounts payable and accrued expenses	(1,143)	1,008
Taxes payable	(427)	(402)
Deferred revenue	5,291	2,758
Other liabilities	410	(482)
Cash used in operating activities	(15,686)	(6,788)
Income tax paid	(304)	(658)
Net cash used in operating activities	(15,990)	(7,446)

Cash flows from investing activities
Purchase of short-term investment	(6,587)	-
Redemption of short-term investment	3,631	-
Redemption of marketable securities	-	554
Interest received	-	285
Payment of subsidiaries net of cash acquired	(1,268)	(13)
Acquisitions of property and equipment	(95)	(541)
Net cash provided by (used in) investing activities	(4,319)	285

Cash flows from financing activities
Derivative financial instruments	(718)	-
Changes in restricted cash	373	212
Proceeds from the exercise of stock options	19	828
Net-settlement of share-based payment	(598)	-
Capital increase	-	1,000
Buyback of shares	-	(2,344)
Payment of loans and financing	(657)	(9,004)
Interest paid	(20)	(40)
Principal elements of lease payments	(279)	(200)
Lease interest paid	(176)	(176)
Net cash used in financing activities	(2,056)	(9,724)

Net decrease in cash and cash equivalents	(22,365)	(16,885)

Cash and cash equivalents, beginning of the year	121,006	58,557
Effect of exchange rate changes	983	(1,365)
Cash and cash equivalents, end of the period	99,624	40,307

Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	931	53
Issue of ordinary shares as consideration for a business combination	3	3
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	6,712
Dividends receivable used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	4	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 12, 2022

VTEX

By:	/s/ André Spolidoro Ferreira Gomes

Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer

2